SECOND AMENDMENT TO THE
AGREEMENT OF LIMITED PARTNERSHIP OF
IRET PROPERTIES, A NORTH DAKOTA LIMITED PARTNERSHIP

DESIGNATION OF 7.95% SERIES B CUMULATIVE REDEEMABLE PREFERRED UNITS

August 2, 2012

Pursuant to Section 4.02 and Article XI of the Agreement of Limited Partnership (the “Partnership Agreement”) of IRET Properties, A North Dakota Limited Partnership, a North Dakota limited partnership (the “Partnership”), the General Partner hereby amends the Partnership Agreement as follows in connection with the issuance of up to 4,600,000 shares of 7.95% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share (the “Series B Preferred Shares”) of the Investors Real Estate Trust (the “Trust”) and the issuance to the General Partner of Series B Preferred Units (as defined below) in exchange for the contribution by Trust of the net proceeds from the issuance and sale of the Series B Preferred Shares:

1. Designation and Number.  A series of Preferred Units (as defined below), designated the “7.95% Series B Cumulative Redeemable Preferred Units” (the “Series B Preferred Units”), is hereby established.  The number of authorized Series B Preferred Units shall be 4,600,000.

2. Defined Terms. Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Partnership Agreement. The following defined terms used in this Amendment to the Partnership Agreement shall have the meanings specified below:

“Articles Supplementary” means the Articles Supplementary of the Trust designating the terms, rights and preferences of the Series B Preferred Shares.

“Base Liquidation Preference” shall have the meaning provided in Section 6(a).

“Common Share” shall mean the common shares of beneficial interest, no par value, of the Trust.

“Distribution Record Date” shall have the meaning provided in Section 5(a).

“Junior Preferred Units” shall have the meaning provided in Section 4.

“Liquidating Distributions” shall have the meaning provided in Section 6(a).

“Net Operating Income” shall have the meaning provided in Section 10(f).

“Parity Preferred Units” shall have the meaning provided in Section 4.

“Partnership Agreement” shall have the meaning provided in the recital above.

“Partnership Units” shall have the meaning provided in the First Amendment to the Agreement of Limited Partnership of the Partnership.

“Preferred Units” means all Partnership Interests designated as preferred units by the General Partner from time to time in accordance with Section 4.02 of the Partnership Agreement.

“Redemption Date” shall have the meaning provided in Section 7(a).

“Senior Preferred Units” shall have the meaning provided in Section 4.

“Series A Preferred Return” shall have the meaning provided in the First Amendment to the Agreement of Limited Partnership of the Partnership.

“Series A Preferred Units” shall have the meaning provided in the First Amendment to the Agreement of Limited Partnership of the Partnership.

“Series B Preferred Return” shall have the meaning provided in Section 5(a).

“Series B Preferred Shares” shall have the meaning provided in the recital above.

“Series B Preferred Unit Distribution Payment Date” shall have the meaning provided in Section 5(a).

“Series B Preferred Units” shall have the meaning provided in Section 1.

3. Maturity.  The Series B Preferred Units have no stated maturity and will not be subject to any sinking fund or mandatory redemption.

4. Rank.  The Series B Preferred Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership, rank (a) senior to all classes or series of Partnership Units of the Partnership and any class or series of Preferred Units expressly designated as ranking junior to the Series B Preferred Units as to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership ( collectively, the “Junior Preferred Units”); (b) on a parity with any class or series of Preferred Units issued by the Partnership, including, without limitation, the Series A Preferred Units, expressly designated as ranking on a parity with the Series B Preferred Units as to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership (the “Parity Preferred Units”); and (c) junior to any class or series of Preferred Units issued by the Partnership expressly designated as ranking senior to the Series B Preferred Units as to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership (the “Senior Preferred Units”).  The term “Preferred Units” does not include convertible or exchangeable debt securities of the Partnership, which will rank senior to the Series B Preferred Units prior to conversion or exchange.  The Series B Preferred Units will also rank junior in right or payment to the Partnership’s existing and future indebtedness.

5. Distributions.

(a) Subject to the preferential rights of holders of any class or series of Preferred

Units of the Partnership expressly designated as ranking senior to the Series B Preferred Units as to distributions, the holders of Series B Preferred Units shall be entitled to receive, when, as and if authorized by the General Partner and declared by the Partnership, out of funds of the Partnership legally available for payment of distributions, cumulative cash distributions at the rate of 7.95% per annum of the Base Liquidation Preference per unit (equivalent to a fixed annual amount of $1.9875 per unit) (the “Series B Preferred Return”).  Distributions on the Series B Preferred Units shall accrue and be cumulative from (but excluding) the date of original issue of any Series B Preferred Units and shall be payable quarterly, in equal amounts, in arrears, on or about the last day of each March, June, September and December of each year (or, if not a business day, the next succeeding business day, each a “Series B Preferred Unit Distribution Payment Date’’) for the period ending on such Series B Preferred Unit Distribution Payment Date, commencing on October 1, 2012.  “Business day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close.  The amount of any distribution payable on the Series A Preferred Units for any partial distribution period will be prorated and computed on the basis of twelve 30-day months and a 360-day year.  Distributions will be payable in arrears to holders of record of the Series B Preferred Units as they appear on the records of the Partnership at the close of business on the applicable record date, which shall be the fifteenth Business Day of the month in which the applicable Series B Preferred Unit Distribution Payment Date occurs or such other date designated by the General Partner of the Partnership for the payment of distributions that is not more than 90 nor less than ten days prior to such Series B Preferred Unit Distribution Payment Date (each, a “Distribution Record Date”).  A “distribution period” shall mean the period commencing from and including, the Series B Preferred Unit Distribution Payment Date to, but excluding, the next succeeding Series B Distribution Payment Date; provided, however, that the initial distribution period shall be the period from, but excluding July 31, 2012 to, but excluding, September 30, 2012.

(b) No distributions on the Series B Preferred Units shall be authorized by the General Partner or declared, paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the General Partner, the Trust or the Partnership, including any agreement relating to the indebtedness of any of them, prohibits such authorization, declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

(c) Notwithstanding anything to the contrary contained herein, distributions on the Series B Preferred Units will accrue whether or not the restrictions referred to in Section 5(b) exist, whether or not the Partnership has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized or declared.

(d) Except as provided in Section 5(e) below, no distributions shall be declared and paid or set apart for payment, and no other distribution of cash or other property may be declared and made, directly or indirectly, on or with respect to, any Partnership Units, Parity Preferred Units or Junior Preferred Units of the Partnership (other than a distribution paid in units of, or options, warrants or rights to subscribed for or purchase units of, Partnership Units or Junior Preferred Units) for any period, nor shall units of any class or series of Common Units, Parity

Preferred Units or Junior Preferred Units be redeemed, purchased or otherwise acquired for any consideration, nor shall any funds be paid or made available for a sinking fund for the redemption of any such units by the Partnership, directly or indirectly (except by conversion into or exchange for units of, or options, warrants or rights to purchase of subscribed for units of, Partnership Units or Junior Preferred Units, and except for purchases or exchanges pursuant to a purchase or exchange offer made on the same terms to all holders of Series B Preferred Units and all holders of Parity Preferred Units), unless full cumulative distributions on the Series B Preferred Units for all past distribution periods shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment.

(e) When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Series B Preferred Units and any Parity Preferred Units, all distributions declared on the Series B Preferred Units and any Parity Preferred Units shall be declared pro rata so that the amount of distributions declared per Series B Preferred Unit and such Parity Preferred Units shall in all cases bear to each other the same ratio that accrued distributions per Series B Preferred Unit and such Parity Preferred Units (which shall not include any accrual in respect of unpaid distributions on any Parity Preferred Units for prior distribution periods if such Parity Preferred Units do not have a cumulative distribution) bear to each other.  No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on Series B Preferred Units which may be in arrears.

(f) Holders of Series B Preferred Units shall not be entitled to any distribution, whether payable in cash, property or units of the Partnership, in excess of full cumulative distributions on the Series B Preferred Units as provided above.  Any distribution made on the Series B Preferred Units shall first be credited against the earliest accrued but unpaid distributions due with respect to such units which remains payable.  Accrued but unpaid distributions on Series B Preferred Units will accumulate as of the Series B Preferred Unit Distribution Payment Date on which they first become payable or on the date of redemption, as the case may be.

(g) For the avoidance of doubt, in determining whether a distribution (other than upon voluntary or involuntary liquidation) by distribution, redemption or other acquisition of the Partnership Units is permitted under North Dakota law, no effect shall be given to the amounts that would be needed, if the Partnership were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of Partnership Interests whose preferential rights are superior to those receiving the distribution.

6. Liquidation Preference.

(a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership, before any distribution or payment shall be made to the holders of any Partnership Units or Junior Preferred Units, the holders of the Series B Preferred Units then outstanding shall be entitled to be paid, or have the Partnership declare and set apart for payment, out of the assets of the Partnership legally available for distribution to its Partners after payment or provision for payment of all debts and other liabilities of the Partnership, a liquidation preference in cash or property at fair market value, as determined by the General Partner, of

$25.00 per Series B Preferred Unit (the “Base Liquidation Preference), plus an amount equal to any accrued and unpaid distributions to, but not including, the date of payment or the date the liquidation preference is set apart for payment (the “Liquidating Distributions”).

(b) If upon any such voluntary or involuntary liquidation, dissolution or winding up of the Partnership, the available assets of the Partnership are insufficient to pay the full amount of the Liquidating Distributions on all outstanding Series B Preferred Units and the corresponding amounts payable on all outstanding Parity Preferred Units, then the holders of Series B Preferred Units and Parity Preferred Units shall share ratably in any such distribution of assets in proportion to the full Liquidating Distributions to which they would otherwise be respectively entitled.

(c) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Partnership, after payment shall have been made in full to the holders of the Series B Preferred Units and any Parity Preferred Units, any other series or class or classes of Junior Preferred Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series B Preferred Units and any Parity Preferred Units shall not be entitled to share therein.

(d) After payment of the full amount of the Liquidating Distributions to which they are entitled, holders of Series B Preferred Units will have no right or claim to any of the remaining assets of the Partnership.

(e) For the avoidance of doubt, the consolidation or merger of the Partnership with or into another entity, the merger of another entity with or into the Partnership, a statutory unit exchange by the Partnership or the sale, lease, transfer or conveyance of all or substantially all of the assets or business of the Partnership shall not be considered a liquidation, dissolution or winding up of the affairs of the Partnership.

7. Optional Redemption.

(a) The Series B Preferred Units are not redeemable prior to August 7, 2017, except as otherwise provided in this Section 7.  On and after August 7, 2017, the Partnership, at its option, upon not less than 30 nor more than 60 days’ written notice, may redeem the Series B Preferred Units, in whole or from time to time in part, for cash, at a redemption price equal to $25.00 per Series B Preferred Unit, plus any accrued and unpaid distributions thereon to, but not including, the date fixed for redemption (the “Redemption Date”).   If fewer than all of the outstanding Series B Preferred Units are to be redeemed, the Series B Preferred Units to be redeemed may be selected pro rata (as nearly as practicable without creating fractional units) or by lot or in such other equitable method determined by the Partnership.

(b) Unless full cumulative distributions on all Series B Preferred Units shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods, (i) no Series B Preferred Units shall be redeemed unless all outstanding Series B Preferred Units are simultaneously redeemed, and (ii) the Partnership shall not purchase or otherwise acquire directly or indirectly for any consideration, nor shall any monies per paid to or be made available for a sinking fund for the redemption of, any Series B Preferred Units (except by conversion into or exchange for, or options, warrants or rights to purchase or subscribe for units of, Partnership Units or Junior Preferred Units of the Partnership); provided, however, that the foregoing shall not prevent the redemption or purchase of Series B Preferred Units by the Partnership in connection with a redemption or purchase by the Trust of Series B Preferred Shares pursuant to Article II, Section 5 of the Declaration of Trust or otherwise in order to ensure that Trust remains qualified as a REIT for federal income tax purposes or pursuant to the terms of the Articles Supplementary, or the purchase or acquisition of Series B Preferred Units pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series B Preferred Units.

(c) Immediately prior to any redemption of Series B Preferred Units, the Partnership shall pay, in cash, any accrued and unpaid distributions on the Series B Preferred Units to, but not including, the Redemption Date, unless a Redemption Date falls after a Distribution Record Date and prior to the corresponding Series B Preferred Unit Distribution Payment Date, in which case each holder of Series B Preferred Units at the close of business on such Distribution Record Date shall be entitled to the distribution payable on such units on the corresponding Series B Preferred Unit Distribution Payment Date (including any accrued and unpaid distributions for prior distribution periods) notwithstanding the redemption of such units before such Series B Preferred Unit Distribution Payment Date.  Except as provided above, the Partnership will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series B Preferred Units for which a notice of redemption has been given.

(d) Notice of redemption of the Series B Preferred Units shall be mailed by the Partnership to each holder of record of the Series B Preferred Units to be redeemed by first class mail, postage prepaid, not less than 30 nor more than 60 days prior to the Redemption Date at such holder’s address as the same appears on the records of the Partnership.  A failure to give such notice or any defect therein or in the mailing thereof shall not affect the validity of the proceedings for the redemption of any Series B Preferred Units except as to the holder to whom notice was defective or not given.  Each notice shall state: (i) the Redemption Date; (ii) the redemption price; (iii) the number of Series B Preferred Units to be redeemed; (iv) the place or places where the Series A Preferred Units are to be surrendered for payment of the redemption price; and (v) that distributions on such Series B Preferred Units to be redeemed will cease to accrue on such Redemption Date.  If less than all of the Series B Preferred Units held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of units of Series B Preferred Units held by such holder to be so redeemed.

(e) Holders of Series B Preferred Units to be redeemed shall surrender such Series B Preferred Units at the place or places designated in such notice and, upon surrender of the units, such Series B Preferred Units shall be redeemed by the Partnership at the redemption price plus any accrued and unpaid distributions payable upon such redemption.  If notice of redemption of any of the Series B Preferred Units has been given and if the funds necessary for such redemption have been set apart by the Partnership for the benefit of the holders of any Series B Preferred Units so called for redemption, then from and after the redemption date distributions will cease to accrue on such Series B Preferred Units, such Series B Preferred Units shall no longer be deemed outstanding and all rights of the holders of such Series B Preferred Units will terminate, except the right to receive the redemption price and any accrued and unpaid distributions to, but not including, the redemption date; provided, however, if the redemption date falls after a Distribution Record Date and prior to the corresponding Series B Preferred Unit Distribution Payment Date, each holder of Series B Preferred Units so called for redemption at the close of business on such Distribution Record Date shall be entitled to the distribution payable on such units on the corresponding Series B Preferred Unit Distribution Payment Date notwithstanding the redemption of such units before such Series B Preferred Unit Distribution Payment Date.

(f) Notwithstanding anything to the contrary contained herein, the Partnership may redeem one Series B Preferred Unit for each Series B Preferred Share purchased in the open market, through tender or by private agreement by the Trust.

(g) All Series B Preferred Units redeemed or otherwise acquired by the Partnership in any manner whatsoever shall be retired and reclassified as authorized but unissued Preferred Units, without designation as to class or series, and may thereafter be reissued as any class or series of Preferred Units in accordance with the applicable provisions of the Partnership Agreement.

(h) Notwithstanding anything to the contrary contained herein, the Partnership may redeem Series B Preferred Units at any time in connection with any redemption by the Trust of the Series B Preferred Shares.

8. Voting Rights. Holders of the Series B Preferred Units will not have any voting rights.

9. Conversion.  The Series B Preferred Units are not convertible or exchangeable for any other property or securities, except as provided herein.

(a) In the event that a holder of Series B Preferred Shares exercises its right to convert the Series B Preferred Shares into Common Shares in accordance with the terms of the Articles Supplementary, then, concurrently therewith, an equivalent number of Series B Preferred Units of the Partnership held by the Trust shall be automatically converted into a number of Partnership Units of the Partnership equal to the number of Common Shares issued upon conversion of such Series B Preferred Shares; provided, however, that if a holder of Series B Preferred Shares receives cash or other consideration in addition to or in lieu of Common Shares in connection with such conversion, then the Trust, as the holder of the Series B Preferred Units, shall be entitled to receive cash or such other consideration equal (in amount and form) to the cash or other consideration to be paid by the Trust to such holder of the Series B Preferred Shares.  Any such conversion will be effective at the same time the conversion of Series B Preferred Shares into Common Shares is effective.

(b) No fractional units will be issued in connection with the conversion of Series B Preferred Units into Partnership Units. In lieu of fractional Partnership Units, the Trust shall be entitled to receive a cash payment in respect of any fractional unit in an amount equal to the fractional interest multiplied by the closing price of a Common Share on the date the Series B Preferred Shares are surrendered for conversion by a holder thereof.

10.           Allocation of Profit and Loss.

Article V, Section 5.01 of the Partnership Agreement is hereby deleted in its entirety and the following new Section 5.01 is inserted in its place:

(a)           Profit.  After giving effect to the special allocations set forth in Section 5.01(c), (d), and (e) hereof, and subject to Section 5.01(f), Profit of the Partnership for each fiscal year of the Partnership shall be allocated to the Partners in accordance with their respective Percentage Interests.

(b)           Loss.  After giving effect to the special allocations set forth in Section 5.01(c), (d), and (e) hereof, and subject to Section 5.01(f), Loss of the Partnership for each fiscal year of the Partnership shall be allocated to the Partners in accordance with their respective Percentage Interests.

           (c)           Minimum Gain Chargeback.  Notwithstanding any provision to the contrary, (i) any expense of the Partnership that is a “nonrecourse deduction” within the meaning of Regulations Section 1.704-2(b)(1) shall be allocated in accordance with the Partners’ respective Percentage Interests, (ii) any expense of the Partnership that is a “partner nonrecourse deduction” within the meaning of Regulations Section 1.704-2(i)(2) shall be allocated to the Partner that bears the “economic risk of loss” of such deduction in accordance with Regulations Section 1.704-2(i)(1), (iii) if there is a net decrease in Partnership Minimum Gain within the meaning of Regulations Section 1.704-2(f)(1) for any Partnership taxable year, then, subject to the exceptions set forth in Regulations Section 1.704-2(f)(2),(3), (4) and (5), items of gain and income shall be allocated among the Partners in accordance with Regulations Section 1.704-2(f) and the ordering rules contained in Regulations Section 1.704-2(j), and (iv) if there is a net decrease in Partner Nonrecourse Debt Minimum Gain within the meaning of Regulations Section 1.704-2(i)(4) for any Partnership taxable year, then, subject to the exceptions set forth in Regulations Section 1.704(2)(g), items of gain and income shall be allocated among the Partners in accordance with Regulations Section 1.704-2(i)(4) and the ordering rules contained in Regulations Section 1.704-2(j).  The manner in which it is reasonably expected that the deductions attributable to nonrecourse liabilities will be allocated for purposes of determining a Partner’s share of the nonrecourse liabilities of the Partnership within the meaning of Regulations Section 1.752-3(a)(3) shall be in accordance with a Partner’s Percentage Interest.

           (d)           Qualified Income Offset.  If a Limited Partner receives in any taxable year an adjustment, allocation or distribution described in subparagraphs (4), (5) or (6) of Regulations Section 1.704-1(b)(2)(ii)(d) that causes or increases a deficit balance in such Partner’s Capital Account that exceeds the sum of such Partner’s shares of Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain, as determined in accordance with Regulations Sections 1.704-2(g) and 1.704-2(i), such Partner shall be allocated specially for such taxable year (and, if necessary, later taxable years) items of income and gain in an amount and manner sufficient to eliminate such deficit Capital Account balance as quickly as possible as provided in Regulations Section 1.704-1(b)(2)(ii)(d).  After the occurrence of an allocation of income or gain to a Partner in accordance with this Section 5.01(d), to the extent permitted by Regulations Section 1.704-1(b), items of expense or loss shall be allocated to such Partner in an amount necessary to offset the income or gain previously allocated to such Partner under this Section 5.01(d).

           (e)           Capital Account Deficits.  Loss shall not be allocated to a Limited Partner to the extent that such allocation would cause a deficit in such Partner’s Capital Account (after reduction to reflect the items described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6)) to exceed the sum of such Partner’s shares of Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain.  Any Loss in excess of that limitation shall be allocated to the General Partner.  After the occurrence of an allocation of Loss to the General Partner in accordance with this Section 5.01(e), to the extent permitted by Regulations Section 1.704-1(b), Profit shall be allocated to such Partner in an amount necessary to offset the Loss previously allocated to each Partner under this Section 5.01(e).

(f)           Priority Allocations With Respect To Preferred Units. After giving effect to the allocations set forth in Sections 5.01(c), (d), and (e) hereof, but before giving effect to the allocations set forth in Sections 5.01(a) and 5.01(b), Net Operating Income shall be allocated to the Trust until the aggregate amount of Net Operating Income allocated to the Trust under this Section 5.01(f) for the current and all prior years equals the aggregate amount of the Series A Preferred Return and the Series B Preferred Return paid to the Trust for the current and all prior years.   For purposes of this Section 5.01(f), “Net Operating Income” means the excess, if any, of the Partnership’s gross income over its expenses (but not taking into account depreciation, amortization, or any other noncash expenses of the Partnership), calculated in accordance with the principles of Section 5.01(g) hereof.

           (g)           Definition of Profit and Loss.  “Profit” and “Loss” and any items of income, gain, expense or loss referred to in this Agreement shall be determined in accordance with federal income tax accounting principles, as modified by Regulations Section 1.704-1(b)(2)(iv), except that Profit and Loss shall not include items of income, gain and expense that are specially allocated pursuant to Sections 5.01(c), 5.01(d), 5.01(e), or 5.01(f) hereof.  All allocations of income, Profit, gain, Loss and expense (and all items contained therein) for federal income tax purposes shall be identical to all allocations of such items set forth in this Section 5.01, except as otherwise required by Section 704(c) of the Code and Regulations Section 1.704-1(b)(4).  With respect to properties acquired by the Partnership, the General Partner shall have the authority to elect the method to be used by the Partnership for allocating items of income, gain and expense as required by Section 704(c) of the Code with respect to such properties, and such election shall be binding on all Partners.

(i)           Allocations Between Transferor and Transferee.  If a Partner transfers any part or all of its Partnership Interest, the distributive shares of the various items of Profit and Loss allocable among the Partners during such fiscal year of the Partnership shall be allocated between the transferor and the transferee Partner either (i) as if the Partnership’s fiscal year had ended on the date of the transfer, or (ii) based on the number of days of such fiscal year that each was a Partner without regard to the results of Partnership activities in the respective portions of such fiscal year in which the transferor and the transferee were Partners.  The General Partner, in its sole and absolute discretion, shall determine which method shall be used to allocate the distributive shares of the various items of Profit and Loss between the transferor and the transferee Partner.

11.           Except as modified herein, all terms and conditions of the Partnership Agreement shall remain in full force and effect, which terms and conditions the General Partner hereby ratifies and confirms.

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first set forth above.

GENERAL PARTNER:

IRET, INC.
a North Dakota corporation

By: /s/ Timothy P. Mihalick
Name: Timothy P. Mihalick
Title: President and Chief Executive Officer

[Signature page for Amendment re: Series B Preferred Units - August 2012]